Second Quarter
Ended March 31, 2009



09046379



Management Discussion & Analysis
as at May 29, 2009

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company, and the notes relating thereto, as well as the Report to Shareholders and other management discussion in the 2008 Annual Report.

This report includes forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Many internal and external factors may cause actual results to differ materially including, but not limited to, those outlined in Risk Management in the 2008 Annual Report. The Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional information relating to the Company is filed on SEDAR at www.sedar.com

The attached financial statements have not been reviewed by the Company's auditors.

General Overview
Wireless2 Technologies Inc. ("Wireless2") is incorporated under the laws of British Columbia with its corporate head office located in Surrey, British Columbia. Wireless2's wholly owned subsidiary, Tactical Technologies Inc. ("Tactical"), has manufacturing facilities in Holmes, Pennsylvania.

The Company's core business is the manufacture and sale of sophisticated surveillance equipment to the Law Enforcement Community. Since 2006, the Company only operates in one segment, Law Enforcement, being the manufacture and sale of wireless radio frequency identification equipment.

The consolidated financial statements include the results and financial position of Wireless2 Technologies Inc. and its wholly owned subsidiary, Tactical Technologies, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

Revenues include the gross amount billed to customers for sales of products and related services plus interest earned on cash balances. Cost of sales includes direct expenses related to the manufacture of products sold.

Results of Operations
The consolidated financial statements for the second quarter and six months ended March 31, 2009 include the results and financial position of Wireless2 Technologies Inc. and its wholly owned subsidiary, Tactical Technologies Inc. The Company derives the majority of its revenues in United States dollars.

Consolidated revenues for the second quarter ended March 31, 2009 were $754,689 ($1,445,237 for the six months) compared to $898,482 ($1,671,066 for the six months) for the same period last year, a decrease of 16% and $143,793 (15% and $225,829 for the six months). Total gross profit for the second quarter was 35% 331% for the six months) of revenues compared to 41% (41% for the six months) in the prior year. The decrease in revenues is the result of weakened economic conditions while the changes in gross profit percentage are attributable to the changes in sales volumes against which overheads may be absorbed and from the product mix of sales. The weakened economic conditions are expected to continue through the third quarter and possibly into the fourth quarter.

Expenses increased $26,706 or 8% (decreased $69,353 or 11% for the six months) to $358,660 ($584,430 for the six months) from $331,954 ($653,783 for the six months) in 2008. The increase in the 2nd quarter is mainly the result of increased professional fees of $66,424 (a decrease of $21,132 for the six months) partially offset by a foreign exchange gain of $37,055 ($151,382 for the six months) as compared to the prior year.

The net loss for the second quarter was $86,298 and $0.01 per share ($99,167 for the six months and $0.01 per share). This compares to net income $37,539 and $0.00 per share ($28,148 and $0.00 per share for the six months) in 2008.

Quarterly Results (Unaudited)	2nd Qtr 2009 $	1st Qtr 2009 $	4th Qtr 2008 $	3rd Qtr 2008 $
Revenues from continuing operations	754,689	690,548	787,692	701,244
Income (loss) before discontinued operations	(86,298)	(12,869)	(68,247)	(45,218)
Income (loss) from discontinued operations	-	-	-	108,294
Net income (loss)	(86,298)	(12,869)	(68,247)	63,076
Net income (loss) per share - Basic and diluted	(0.01)	(0.00)	(0.00)	0.00

Quarterly Results	2nd Qtr 2008 $	1st Qtr 2008 $	4th Qtr 2007 $	3rd Qtr 2007 $
Revenues from continuing operations	898,482	772,584	947,986	713,431
Income (loss) before discontinued operations	37,539	(9,391)	(114,322)	(98,933)
Income (loss) from discontinued operations	-	-	(28,959)	(9,917)
Net income (loss)	37,539	(9,391)	(143,281)	(108,850)
Net income (loss) per share - Basic and diluted	(0.00)	(0.00)	(0.01)	(0.00)

The fluctuation in revenues is attributable to the changes in the level of purchasing under major government agencies purchase orders. A significant proportion of the Company's revenues and expenses are generated in US dollars. Revenues and expenses for 2008 and 2007 were reduced as the average exchange rate fell from 1.14 in 2006 to 1.00. The exchange rate for the two quarters of 2009 averaged 1.27.

Liquidity
Working capital at March 31, 2009 was $2,485,439, a decrease of $102,895 from September 30, 2008.

In the second quarter, operating activities used cash of $130,125 ($241,894 for the six months) compared to using cash of $32,484 ($101,499 for the six months) in 2008. Investments in property and equipment used cash of $0 compared to $3,599 in 2008. The Company invested $50,000 in RFind Systems Inc., a private corporation. In addition, the Company repaid loans payable of $15,834 in the 2009 period.

Capital Resources
At March 31, 2009, the Company had working capital of $2,485,439 as compared to $2,485,439 at September 30, 2008. The Company has no long term debt and had 18,758,642 common shares issued and outstanding at March 31, 2009.

The Company had no commitments for material capital expenditures as of March 31, 2009.

The Company has no lines of credit or other sources of financing which have been arranged or are being negotiated. The Company has no investments in asset backed commercial paper.

The Company has adequate capital resources to meet all its obligations and fund operations going forward for the foreseeable future.

Contractual Obligations	Total	Payments Due by Period			
		Less than 1 year	1- 3 years	4 – 5 Years	After 5 years
Debentures Payable		-		-	-
Operating Leases	655,570	83,300	169,470	177,775	225,025
Loans Payable	-	-	-	-	-
Total Contractual Obligations	655,570	83,300	169,470	177,775	225,025

Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements in place.

Transactions with Related Parties
Management fees of $36,500 (2008 - $39,000) were charged by companies controlled by individuals who are officers or directors of the Company.

Legal Matters
The Company is named as a defendant in a lawsuit in Tennessee claiming that the Company is 2006 breached a non-compete clause contained in a 2005 asset sale agreement. Management believes the suit has no merit and is defending against the suit. No accrual for any damages has been made in the Company's accounts as the Company does not believe there is any basis to accrue one. Legal defense fees are being expensed as incurred and amounted to approximately US$27,000 is the second quarter.

Subsequent Events
None

Critical Accounting Estimates
The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

In particular, the amounts recorded for amortization of property and equipment and intangible assets are based on estimates of the remaining useful lives of such assets. Furthermore, the provision for warranty claims is based on past experience and the most currently available information regarding warranty costs. These estimates, and those related to the cash flows used to assess the potential impairment of property and equipment, intangible assets and goodwill are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which in management's opinion, are within reasonable limits of materiality and conform to the significant accounting policies summarized in Note 3 to the consolidated financial statements.

Looking forward
Wireless2 has been looking at business opportunities and will continue to search for technologies which will provide growth opportunities and shareholder value.

Wireless2 has made a $50,000 investment in RFind Systems, Inc. (RFind). This investment equates to approx 1.14% of the outstanding issued fully diluted shares of RFind. RFind is a Radio Frequency Identity Device (RFID) technology developer and system provider. RFind has received numerous awards for its patent pending Real Time Location System (RTLS) Tag to Tag communication technology. This unique communication intellectual propriety technology uses trilateral targeting algorithms allowing RFind's inexpensive tags to talk to each other. With RFind technology, there is no need for an enormous capital infrastructure investment of bulky and expensive Wi-Fi towers, cabling and multiple Real Time

Location System (RTLS) readers that all other RFID solution providers require. Wireless2 subsequent to the investment placed a nominee on RFind's board of directors.

At present, Tactical continues to be successful in its field and generates approximately $3.0 million in revenues annually. Tactical had a backlog of approximately $330,000 at March 31, 2009 which is down approximately 50% from prior period backlogs.

This decreased backlog is a result of overall underperformance in all sectors of the US economy including law enforcement. Early in the 3rd quarter Tactical has increased activity in responding to RFP's and quotations to government agencies and expects these quotations to result in increased sales activity in the fourth quarter of 2009 and into the first quarter of 2010. Tactical expects to achieve positive net earnings for fiscal 2010.

Tactical is currently quoting an increased level of activity and expects them to result in increased sales activity in the fourth quarter of 2009 and into the first quarter of 2010. Tactical expects to achieve positive net earnings for fiscal 2010.

Risk Management
Capital risk management
Management defines capital as long term debt plus shareholders' equity which includes accumulated other comprehensive loss. Management's objectives when managing capital are to safeguard the Company's ability to continue as a going concern, to provide an adequate return to shareholders, to meet external capital requirements and preserve financial flexibility in order to benefit from potential opportunities that may arise. Management considers changes in economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities in managing its capital.

Financial Risk Management
The Company's activities expose it to a variety of financial risks including market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. Management reviews these risks on an ongoing basis to ensure that the risks are appropriately managed. The Company may use foreign exchange forward contracts to manage exposure to fluctuations in foreign exchange from time to time. The Company does not have a practice of trading derivatives and has none outstanding at December 31, 2008.

Interest Rate Risk
The Company's objective in managing interest rate risk is to monitor expected volatility in interest rates while also minimizing financing expense levels. Interest rate risk mainly arises from fluctuations of interest rates and the impact on the return earned on cash and the expense on floating rate debt. On an ongoing basis, management monitors changes in short term rates and considers long term forecasts to assess potential cash flow impacts to the Company. The Company does not currently hold any financial instruments to mitigate its interest risk. Cash earns interest based on market interest rates and there is no floating rate debt outstanding.

Foreign Exchange Risk
The Company operates on an international basis and is subject to foreign exchange risk exposures arising from transactions denominated in a foreign currency. The Company's objective is to minimize the impact of the volatility related to financial assets and liabilities denominated in a foreign currency where possible through effective cash flow management. Foreign currency exchange risk is limited to the portion of the Company's business transactions denominated in currencies other than Canadian dollars. On an ongoing basis, management monitors changes in foreign currency exchange rates as well as considering long term forecasts to assess the potential cash flow impact to the Company. The Company has elected not to actively manage the foreign exchange exposures at this time.

Credit Risk
Credit Risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and accounts receivable. The Company manages the credit risk associated with its cash and cash equivalents by placing its funds with reputable financial institutions and investing in only highly rated securities that are traded on active markets and are capable of prompt liquidation. Credit risk for accounts and holdback receivables are managed through established credit monitoring activities. The Company

also mitigates its credit risk on trade accounts receivable by obtaining a cash deposit from certain customers.

The Company has a concentration of customers in government agencies and law enforcement. Losses under trade accounts receivable have been historically insignificant. The credit worthiness of new customers is subject to review by management and that of existing customers is monitored.

The Company reviews its trade receivable accounts regularly and amounts are written down to their expected realizable value when the account is determined not to be fully collectible. The bad debt expense is charged to net income in the period that the account is determined to be doubtful. The Company does not currently have an allowance for doubtful accounts.

Liquidity Risk
The Company's objective related to liquidity risk is to effectively manage cash flows to minimize the exposure that the Company will not be able to meet its obligations associated with financial liabilities. On an ongoing basis, the Company manages liquidity risk by maintaining adequate cash balances. Management believes that forecasted cash flows from operating activities will provide sufficient cash requirements to cover the Company's anticipated normal and budgeted operating and capital expenditures.

Business risks
Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

The Company does not hold and has not entered into a market risk sensitive instrument for trading purposes.

The Company believes that inflation and other changes in prices have not had a material effect on the financial results as at March 31, 2009.

Changes in accounting policies
CICA Handbook Section 1400, *General Standards of Financial Statement Presentation,* requires an entity to assess and disclose an entity's ability to continue as a going concern. This Section is applicable financial statements relating to fiscal years beginning on or after January 1, 2008.

CICA Handbook Section 3031, *Inventories,* provides more guidance and disclosure requirements for inventories. This Section is applicable to financial statements relating to fiscal years beginning on or after January 1, 2008. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2008. The change in accounting policy did not have a material effect on the consolidated financial statements.

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Company is currently evaluating the impact the adoption of IFRS will have on the Company's consolidated financial statements.

Disclosure Controls and Procedures
The Chief executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company's disclosure controls and procedures and internal controls over financial reporting to provide reasonable assurance that material information about the Company and its subsidiaries would have been known to them and regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The CEO and CFO have evaluated and concluded that the Company's disclosure controls and procedures are adequately designed and effective for providing reasonable assurance that material

information relating to the Company, including its consolidated subsidiaries, would have been known to them as of the fiscal year ended September 30, 2008 and as of six months ended March 31, 2009.

As well, as of the end of the fiscal year ended September 30, 2008 and as of six months ended March 31, 2009, the CEO and CFO have evaluated and concluded that the Company's internal controls over financial reporting have been adequately to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. However, control systems, no matter how well designed and operated, have inherent limitations, therefore, those systems, although determined to be adequately designed, can provide only reasonable assurance that the objectives of the system are met.

During the fiscal year ended September 30, 2008 and the six months ended March 31, 2009, there was no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

"Doug H. Blakeway"   "Ian M. Brown"

President & Chief Executive Officer   Chief Financial Officer
May 29, 2009   May 29, 2009

WIRELESS2 Technologies Inc.
Consolidated Balance Sheets (Unaudited)
Expressed in Canadian Dollars

	March 31 2009 $	September 30 2008 $
ASSETS		
Current		
Cash	2,021,574	2,345,722
Accounts Receivable	381,214	282,098
Inventory	429,917	401,502
Prepaids	40,647	34,483
	2,873,352	3,063,805
Investment	50,000	-
Property and Equipment	60,501	42,429
Other assets	13,781	12,959
	2,997,634	3,119,193
LIABILITIES		
Current		
Accounts payable and accrued liabilities	383,287	428,405
Deferred revenue	4,626	6,626
Income taxes payable	-	40,440
	387,913	475,471
SHAREHOLDERS' EQUITY		
Share capital	14,500,112	14,500,112
Contributed surplus	401,309	401,309
Cumulative translation adjustment	(167,055)	(232,224)
Deficit	(12,124,645)	(12,025,475)
	2,609,721	2,643,722
	2,997,634	3,119,193

See accompanying notes to consolidated financial statements

On behalf of the Board

"D.H. Blakeway" *(signed)*   *"K.R. Tolmie"* *(signed)*
Director   Director

WIRELESS2 Technologies Inc.
Consolidated Statements of Operations (Unaudited)
Periods Ended March 31
Expressed in Canadian Dollars

	SECOND QUARTER		SIX MONTHS	
	2009	2008	2009	2008
	$	$	$	$
Revenues	754,689	898,482	1,445,237	1,671,066
Cost of sales	492,628	529,449	970,275	989,135
Gross Profit	262,061	369,033	474,962	681,931
Sales and marketing	129,462	130,093	261,379	260,944
Depreciation and amortization	5,291	2,581	10,006	5,892
General and administration	173,346	133,736	299,379	262,047
Research and development	69,255	54,904	132,893	106,985
Financing charges	9,614	1,433	17,079	2,839
Foreign exchange loss (gain)	(28,308)	8,747	(136,306)	15,076
	358,660	331,494	584,430	653,783
Income (loss) before income taxes	(96,599)	37,539	(109,468)	28,148
Incomes taxes	(10,301)	-	(10,301)	-
Net Income (Loss)	(86,298)	37,539	(99,167)	28,148
Net Income (loss) per share				
Basic and diluted	(0.01)	0.00	(0.01)	0.00
Weighted average number of shares				
Basic and diluted	18,758,642	18,758,642	18,758,642	18,758,642

See accompanying notes to consolidated financial statements

Wireless2 Technologies Inc.
Consolidated Statements of Shareholders' Equity and Comprehensive Loss (Unaudited)
Six Months Ended March 31, 2009 and 2008

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Comprehensive Loss $	Total Shareholders' Equity $
Balance at September 30, 2007	14,500,112	401,309	(279,509)	(12,048,452)	-	2,573,460
Foreign currency translation income (loss)	-	-	23,899	-	23,899	23,899
Net income (loss)	-	-	-	28,148	28,148	28,148
Balance at March 31, 2008	14,500,112	401,309	(255,610)	(12,020,304)	52,047	2,625,507
Balance at September 30, 2008	14,500,112	401,309	(232,224)	(12,025,475)	-	2,643,722
Foreign currency translation income (loss)	-	-	65,169	-	65,169	65,169
Net income (loss)	-	-	-	(99,167)	(99,167)	(99,167)
Balance at March 31, 2009	14,500,112	401,309	(167,055)	(12,124,642)	(33,998)	2,609,724

See accompanying notes to consolidated financial statements

WIRELESS2 Technologies Inc.
Consolidated Statements of Cash Flows (Unaudited)
Periods Ended March 31
Expressed in Canadian Dollars

	SECOND QUARTER		SIX MONTHS	
	2009	2008	2009	2008
	$	$	$	$
OPERATING ACTIVITIES				
Net loss	(86,298)	37,539	(99,167)	28,148
Items not involving cash:				
Depreciation and amortization	5,291	3,042	10,006	5,892
Foreign exchange adjustment	23,316	7,487	68,520	23,645
Non-cash working capital changes	(72,433)	(80,552)	(221,254)	(159,184)
	(130,124)	(32,484)	(241,895)	(101,499)
INVESTING ACTIVITIES				
Property and equipment acquisitions	-	(3,599)	(16,420)	(7,803)
Investment	(50,000)	-	(50,000)	-
	(50,000)	(3,599)	(66,420)	(7,803)
FINANCING ACTIVITIES				
Repayment of loans payable	(15,834)	-	(15,834)	-
	(15,834)	-	(15,834)	-
Net (decrease) increase in cash	(195,958)	(36,083)	(324,149)	(109,302)
Cash, beginning of period	2,217,533	1,586,414	2,345,722	1,659,633
Cash, end of period	2,021,575	1,550,331	2,021,573	1,550,331
Supplementary Cash Flow Disclosure				
Interest Paid	-	-	-	-
Income taxes paid	15,834	-	40,440	-

See accompanying notes to consolidated financial statements

WIRELESS2 Technologies Inc.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2009 and 2008

1. **NATURE OF OPERATIONS**

   Wireless2 Technologies Inc. (the "Company") through its wholly-owned subsidiary designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

2. **CHANGES IN ACCOUNTING POLICIES**

   CICA Handbook Section 1400, *General Standards of Financial Statement Presentation*, requires an entity to assess and disclose an entity's ability to continue as a going concern. This Section is applicable financial statements relating to fiscal years beginning on or after January 1, 2008.

   CICA Handbook Section 3031, *Inventories*, provides more guidance and disclosure requirements for inventories. This Section is applicable to financial statements relating to fiscal years beginning on or after January 1, 2008. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2008. The change in accounting policy did not have a material effect on the consolidated financial statements.

   In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Company is currently evaluating the impact the adoption of IFRS will have on the Company's consolidated financial statements.

3. **SIGNIFICANT ACCOUNTING POLICIES**

   The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

   These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2008 as set out in the Company's Annual Report.

4. **SUPPLEMENTARY CASH FLOW INFORMATION**

   Change in non-cash working capital

	2009 $	2008 $
Accounts receivable	(99,116)	(314,485)
Inventory	(28,415)	(2,451)
Prepaids	(6,164)	(5,240)
Accounts payable and accrued liabilities	(45,118)	151,339
Customer deposits	(2,001)	11,653
Income taxes payable	(40,440)	-
	(221,254)	(159,184)

5. LOANS PAYABLE

	2009 $	2008 $
Loan payable, unsecured without interest	-	9,695
4% Notes Payable, unsecured	-	9,694
	-	19,389

6. LEGAL DISPUTE

The Company is named as a defendant in a lawsuit in Tennessee claiming that the Company in 2006 breached a non-compete clause contained in a 2005 asset sale agreement. Management believes the suit has no merit and is defending against the suit. No accrual for any damages has been made in the Company's accounts as the Company does not believe there is any basis to accrue one. Legal defense fees are being expensed as incurred and amounted to approximately US$27,000 in the second quarter.

7. INVESTMENT

Wireless2 has made a $50,000 investment in RFind System, Inc. (RFind). This equates to approx 1.14% of the outstanding issued fully diluted shares of RFind. RFind is a Radio Frequency Identity Device (RFID) technology developer and system provider. RFind has received numerous awards for its patent pending Real Time Location System (RTLS) Tag to Tag communication technology. Subsequent to the investment Wireless2 placed one nominee on RFind's Board of Directors.

Directors and Officers

Doug H. Blakeway*
Director, President & Chief Executive Officer
WIRELESS2 Technologies Inc.
Director, Chairman & Chief Executive Officer
TACTICAL Technologies Inc.

Bernhard J. Zinkhofer*
Director
WIRELESS2 Technologies Inc.

Ian M. Brown
Director, Vice President, Secretary & Chief
Financial Officer
WIRELESS2 Technologies Inc.

Kenneth R. Tolmie*

Director, Audit Committee Chairman
WIRELESS2 Technologies Inc.

Richard B. Snyder
President
TACTICAL Technologies Inc.

Lynn J. Blakeway
Vice-President
WIRELESS2 Technologies Inc.

*Denotes member of Audit Committee

Corporate Information

WIRELESS2 Technologies Inc. (Canada)
103 – 6592 – 176 Street
Surrey, British Columbia V3S 4G5

eMail: wire2tec@gmail.com

Stock Exchange Listing
TSX Venture Exchange   Symbol – WIT
In the USA, Sec. 12g – exemption #82-1548
Trade USA Pink Pages   Symbol - SGTKF

Wholly-owned subsidiaries
TACTICAL Technologies Inc. (United States)

Legal Counsel and Records Office
Lang Michener
1500 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7

Registrar and Transfer Agent
Computershare Investor Services Inc.
408 – 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Auditors: **Deloitte & Touche LLP**

Common Shares Authorized: Unlimited

Bankers: **Toronto Dominion Bank**

Common Shares Issued: 18,758,642
(at May 29, 2009)